FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April , 2009

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ SHMA DUMOULIN By SHMA DUMOULIN SECRETARY

Date: 2 June, 2009

EXHIBIT INDEX
  ----------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 2 June 2009

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:     Stock Exchange Announcement dated 11 May 2009 entitled ‘Publication of Prospectus’

Exhibit 2:     Stock Exchange Announcement dated 13 May 2009 entitled ‘Results of AGM’

Exhibit 1:

11 May 2009

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Information Memorandum dated 11th   May 2009 relating to a U.S.$15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever PLC and Unilever Japan Holdings K.K. as issuers.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0488S_-2009-5-11.pdf/p>

For further information, please contact:

Unilever PLC

Unilever House

100 Victoria Embankment

Blackfriars

London EC4Y 0DY

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 2:

UNILEVER N.V.

ANNUAL GENERAL MEETING, INCLUDING A
MEETING OF HOLDERS OF ORDINARY SHARES
ROTTERDAM, 14 MAY 2009

ALL RESOLUTIONS APPROVED

Unilever N.V. shareholders today approved all resolutions put to the annual general meeting, including a meeting of holders of ordinary shares, in Rotterdam. Voting was by poll on each resolution and the results are set out below.

All resolutions put to the annual general meeting and separate meeting of ordinary shareholders for Unilever PLC in London on 13 May 2009 were also approved.

BOARD APPOINTMENTS
All continuing directors stood for election and were duly re-appointed. These were Paul Polman, Jim Lawrence, Leon Brittan, Wim Dik, Charles Golden, Byron Grote, Narayana Murthy, Hixonia Nyasulu, Kees Storm, Michael Treschow and Jeroen van der Veer.

Louise Fresco, Ann Fudge and Paul Walsh were proposed for election as non-executive directors for the first time and were duly elected.

David Simon retired as non-executive director at the meeting.
Jeroen van der Veer succeeds David Simon as Vice Chairman.

POLL RESULTS ANNUAL GENERAL MEETING 2009

RESOLUTION	FOR	AGAINST	VOTE WITHHELD
2. Adoption Annual Accounts 2008	1,955,316,231	1,057,945	3,437,231
3. Discharge Executive Directors	1,949,696,957	3,972,974	6,171,725
4. Discharge Non-Executive Directors	1,949,086,410	4,666,462	6,096,060
5. Re-appointment Jim Lawrence	1,954,988,538	2,160,473	2,673,015
6. Re-appointment Paul Polman	1,956,165,633	1,145,531	2,549,266
7. Re-appointment Leon Brittan	1,954,320,200	2,790,457	2,725,872
8. Re-appointment Wim Dik	1,925,933,524	2,590,655	31,322,587
9. Re-appointment Charles Golden	1,951,582,616	5,601,024	2,677,921
10. Re-appointment Byron Grote	1,952,474,595	4,721,793	2,648,953
11. Re-appointment Narayana Murthy	1,955,804,426	1,403,322	2,651,451
12. Re-appointment Hixonia Nyasulu	1,955,296,709	1,817,299	2,687,449
13. Re-appointment Kees Storm	1,951,152,740	5,919,044	2,731,988
14. Re-appointment Michael Treschow	1,951,984,521	5,040,314	2,775,224
15. Re-appointment Jeroen van der Veer	1,913,529,552	43,754,095	2,526,272
16. Appointment Louise Fresco	1,907,110,469	49,140,889	3,559,493
17. Appointment Ann Fudge	1,956,304,723	1,396,473	2,072,424
18. Appointment Paul Walsh	1,957,513,538	985,278	1,313,552
19. Appointment of Auditor	1,956,044,819	2,040,246	1,691,368
20. Authorisation of the Board to issue shares	1,844,160,941	105,265,279	10,368,301
21. Authorisation of the Board to purchase shares and depositary receipts	1,932,654,894	26,021,261	1,093,538
22. Proposal to reduce the capital through cancellation of shares	1,958,037,266	625,760	1,145,175
23A. Move to quarterly dividends. Proposal to the AGM to alter the Equalisation Agreement and the Articles of Association	1,954,510,748	1,618,440	3,625,812
23B. Move to quarterly dividends. Proposal to the Meeting of Holders of Ordinary Shares to approve AGM resolution 23A to alter the Equalisation Agreement	1,336,397,155	581,625	1,142,965

A ‘Vote withheld’ is not a vote in law and was not counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution.

Safe Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.